Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

February 14, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1004
Attn: Sonia Barros

RE:	Hartman Short Term Income Properties XX, Inc. Proxy and Registration Statement on Form S-4 (File No. 333- 221930) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hartman vREIT XXI, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 2:30 p.m., Eastern Standard Time, on February14, 2020 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

Please contact Aaron Hendricson of Alston & Bird LLP at (214) 922-3412 with any questions concerning this request, and please inform Mr. Hendricson when this request for acceleration has been granted.

Sincerely,

Hartman Short Term Income Properties XX, Inc.
By: /s/ Mark T. Torok

Mark T. Torok General Counsel

cc: Aaron C. Hendricson, Alston & Bird LLP